BlackRock MuniYield Florida Insured Fund

FILE #811-07156

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
4/15/2008	JAE Florida St. Johns River Power Park	125,000,000	1,300,000	J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc, Goldman, Sachs & Co., Citi, Banc of America Securities LLC, Morgan Stanley, UBS Investment Bank, Merrill Lynch & Co.